Correspondence

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LOEB & LOEB LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

June 23, 2010

Ms. Pamela Long Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010

Re:	China XD Plastics Company Limited Registration Statement on Form S-3 Filed June 9, 2010 File No. 333-167423

Dear Ms. Long:

On behalf of our client China XD Plastics Company Limited (the “Company”), we submit herewith this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Staff") on June 21, 2010 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

General

1.
It appears that you mistakenly filed amendment number 1 to Form S-3 as Form S-1/A on June 10, 2010 and then you refiled the same document as amendment number 1 to Form S-3 on June 11, 2010. Please withdraw the Form S-1/A filed on June 10, 2010 using the EDGAR code "AW". Please call EDGAR filer support if you need assistance.

Response to Comment 1:

In accordance with the Staff’s comment the Company has withdrawn the Form S-1/A filed on June 10, 2010 by filing a letter of withdrawal on June 22, 2010.

Forward-Looking Statements, page 23

2.
Please revise the qualification in the last sentence of the third paragraph to limit it to your forward-looking statements. In this regard, we note that you are responsible for the accuracy of the information included in the prospectus and may only qualify it to the extent it constitutes forward-looking statements within the meaning of section 27A of the Securities Act or section 21E of the Exchange Act.

Ms. Pamela Long Securities and Exchange Commission June 23, 2010 Page 2

Response to Comment 2:

The disclosure has been revised in accordance with the Staff’s comment.

Exhibit 5.1

3.	Please have counsel revise its opinion in paragraph 1 to opine with respect to common stock issued otherwise than upon an exchange or conversion.

Response to Comment 3:

Exhibit 5.1 has been revised in accordance with the Staff’s comment.

4.	Please have counsel revise its opinion in paragraph 2 also to opine that the preferred stock will be validly issued.

Response to Comment 4:

Exhibit 5.1 has been revised in accordance with the Staff’s comment.

5.	The qualifications in the first sentence of the second paragraph on page 4 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove the qualifications.

Response to Comment 5:

Exhibit 5.1 has been revised in accordance with the Staff’s comment.

Exhibit 5.2

6.	Please have counsel revise its opinion to remove the qualification "approved by us" in clause (i) of the last paragraph on page 2.

Response to Comment 6:

Exhibit 5.2 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long Securities and Exchange Commission June 23, 2010 Page 3

7.	Please have counsel delete clause (iii) of the third paragraph on page 3, as counsel has already included a general equitable principles limitation.

Response to Comment 7:

Exhibit 5.2 has been revised in accordance with the Staff’s comment.

8.	The qualifications in the first sentence of the fourth paragraph on page 3 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove the qualifications.

Response to Comment 8:

Exhibit 5.2 has been revised in accordance with the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-3 filed June 11 2010

Item 16.  Exhibits, page 3

9.
We note that you have revised your filing to include separate indentures for senior debt securities and for subordinated debt securities. Please revise to provide a statement of eligibility on Form T-1 for each indenture.

Response to Comment 9:

Item 16 has been revised in accordance with the Staff’s comment.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Tahra Wright at (212) 407-4122 and/or Mira Kelley of Loeb & Loeb LLP at (212) 407-4095.

Very truly yours,

/s/ Tahra Wright

Tahra Wright
Partner